Exhibit 99.1

Leapmotor International Begins Operations to Expand Global Electric Vehicle Sales Starting September 2024 in Nine European Countries,
Followed by Other Key Growth Regions

•Leapmotor International, a 51/49 Stellantis-led company between Stellantis and Leapmotor, is dedicated to redefining electric vehicles through cutting-edge technology and innovation and boasting comprehensive, in-house development capabilities

•Leapmotor International expansion plans will boost scale very quickly, helping drive value for both Leapmotor and Stellantis

•Leapmotor International to start operations in Europe by September 2024 through 200 points of sales by the end of the year with plans to expand to India & Asia Pacific, Middle East & Africa and South America starting in the fourth quarter

•T03 and C10 models will launch first with at least one new model to be introduced every year in the next three years

◦T03 is an urban savvy A-segment competitive electric vehicle featuring 265 km WLTP range with B-segment comparable interior space

◦C10 stands as a fully equipped, family-centric D-segment vehicle with best-in-segment premium ride and handling experience, featuring 420 km WLTP range, 5-star E-NCAP

AMSTERDAM, HONG KONG, May 14, 2024 – Stellantis N.V. and Leapmotor today announced that the two companies have received all required authorizations and the formation of Leapmotor International B.V., a 51/49 Stellantis-led joint venture, is now complete. Headquartered in Amsterdam, the management team led by CEO Tianshu Xin, a former Stellantis China executive, are now laying the groundwork for a successful introduction of the T03 and C10 first in the European markets and expanding to India & Asia Pacific (excluding Greater China), Middle East & Africa, and South America starting in the fourth quarter 2024.

In October 2023, the two companies announced a Stellantis investment of ca. €1.5 billion to acquire approximately 21% equity in Leapmotor, an automotive company ranked in the top 3 Chinese EV startup brands in 2023. The deal also outlined the formation of Leapmotor International, which would have exclusive rights for the export and sale, as well as manufacturing, of Leapmotor products outside Greater China. The partnership aims to further boost Leapmotor’s sales in China, the biggest market in the world, while leveraging Stellantis’ established global commercial presence to significantly accelerate Leapmotor brand sales in other regions.

“The creation of Leapmotor International is a great step forward in helping address the urgent global warming issue with state-of-the-art BEV models that will compete with existing Chinese brands in key markets around the world,” said Stellantis CEO Carlos Tavares. “Leveraging our existing global presence, we will soon be able to offer our customers price competitive and tech-centric electric vehicles that will exceed their expectations. Under Tianshu Xin’s leadership, they have built a compelling worldwide commercial and industrial strategy to quickly ramp-up the sales distribution channels to support Leapmotor’s robust growth and create value for both partners.”

“The partnership between Leapmotor and Stellantis demonstrates a high level of efficiency, opening a new chapter in the global integration of China's intelligent electric vehicle industry,” said Leapmotor Founder, Chairman and CEO Jiangming Zhu. “Leveraging Leapmotor’s cutting-edge technology and products, along with Stellantis’ support in areas such as overseas channels, services, and marketing, we hope that users around the world can experience the exceptional driving and riding experience brought by Leapmotor products. We believe that this cooperation can give Leapmotor a boost to become a respected world-class intelligent electric vehicle company.”

Leapmotor International’s EV product offering is considered complementary to Stellantis’ current technology and portfolio of iconic brands and will bring more affordable mobility solutions to global customers. Leveraging Stellantis distribution channels, the launch plan will begin in Europe - France, Italy, Germany, Netherlands, Spain, Portugal, Belgium, Greece, Romania - starting in September 2024 supported by dedicated country managers and 200 points of sales by the end of the year, including Stellantis &You locations, ramping up to 500 by 2026 to ensure a high level of service for customers. In late 2024, the Leapmotor product launch roll-out will expand to the Middle East & Africa (Turkey, Israel and French Overseas), India & Asia Pacific (Australia, New Zealand, Thailand, Malaysia and India), and South America (Brazil and Chile).

About the Leapmotor C10 and T03

The Leapmotor C10 is Leapmotor’s first global product, built according to global design and safety standards. The C10 is based on Leapmotor’s self-developed LEAP3.0 technology architecture, featuring industry-leading intelligent electric technology such as central integrated electronic and electrical architecture, cell-to-chassis (CTC) technology, and its flagship intelligent cockpit. It is a fully equipped, family-centric D-segment vehicle with best-in-segment premium ride and handling experience, featuring 420 km WLTP range, and a 5-star E-NCAP rating. After winning the “2023 International CMF Design Award” for its technological and natural aesthetic design, it recently won the 2024 Gold Award from the French Design Awards (FDA).

The Leapmotor T03 is a small five-door, A-segment urban boutique commuter car with B-segment interior space. It is not only stylish but also a pleasure to drive and features 265 km WLTP range. It ranked No. 1 in the JD Power Initial Quality Study in the small BEV segment.

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About Leapmotor

Established in 2015, Leapmotor is a technology-driven intelligent electric vehicle (EV) company. The founder Mr. Zhu Jiangming is an electrical engineer who has over 30 years of technical experience. Leapmotor is headquartered in Hangzhou, Zhejiang Province, China, and its business scope covers intelligent electric vehicle design, research and development, manufacturing, intelligent driving, electric motor control, battery system development, as well as cloud computing-based vehicle networking solutions. As a technology-based enterprise, the core components of the Leapmotor are independently developed and manufactured, including electric powertrain and intelligent systems. The proportion of self-developed and self-manufactured parts accounts for 60% of the total vehicle cost and has successively launched leading intelligent electric technologies such as the industry’s first Eight-in-One Electric Drive System, the industry’s first mass-produced Cell-to-Chassis technology, and the industry’s first “Four-Domain-in-One Central Integrated E/E Architecture”. Leapmotor adheres to a customer-centric value proposition, with products on sale including C10, C11, C01, T03, offering pure electric and extended range dual power options. In 2023, Stellantis invested in Leapmotor. In early May 2024, Stellantis and Leapmotor formed a joint venture called Leapmotor International B.V. to explore the international market.

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

For more information, contact:
Stellantis Communications
Bertrand BLAISE +33 6 33 72 61 86 – bertrand.blaise@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Chao WANG – chao.wang1@stellantis.com
communications@stellantis.com
www.stellantis.com

Leapmotor Communications
Michael Wu +86 1951 890 1971 – Michael_wu@leapmotor.com
Zhou Ying +86 156 5888 5520 – Zhou_ying@leapmotor.com
pr@leapmotor.com
www.leapmotor.com

STELLANTIS FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.

LEAPMOTOR FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. including, without limitation, those regarding our future financial position, our strategy, plans, objectives, goals, targets and future developments in the markets where we participate or are seeking to participate. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “could,” and similar statements. These forward-looking statements are based on some assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All information provided in this communication is as of the date of this announcement, and the Company does not accept any responsibility or obligation to update any of the forward-looking statements, except as required under applicable laws.